File No:  33-
                                                          CIK #8969989

                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:            Van Kampen American Capital Equity
                                   Opportunity Trust, Series 24

B. Name of Depositor:              Van Kampen American Capital
                                   Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace Illinois  60181

D. Name and complete address of agents for service:

                                   Van Kampen American Capital
   Chapman And Cutler              Distributors, Inc.
   Attention:  Mark J. Kneedy      Attention:  Don G. Powell, Chairman
   111 West Monroe Street          One Parkview Plaza
   Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: Units of undivided fractional beneficial interests

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G. Amount of registration fee: $500.00

H. Approximate date of proposed sale to the public:

   As Soon As Practicable After The Effective Date Of The Registration
                                Statement
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
          Van Kampen American Capital Equity Opportunity Trust
                                Series 24
                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                 )   Prospectus Front Cover Page

    (b)  Title of securities issued    )   Prospectus Front Cover Page

 2. Name and address of Depositor      )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 3. Name and address of Trustee        )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Administration

 4. Name and address of principal      )   Underwriting
      underwriter

 5. Organization of trust              )   The Trust

 6. Execution and termination of       )   The Trust
      Trust Indenture and Agreement    )   Trust Administration

 7. Changes of Name                    )   *

 8. Fiscal year                        )   *

 9. Material Litigation                )   *
                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding      )   The Trust
      trust's securities and           )   Federal Taxation
      rights of security holders       )   Public Offering
                                       )   Rights of Unitholders
                                       )   Trust Administration
                                       )   Risk Factors

11. Type of securities comprising      )   Prospectus Front Cover Page
      units                            )   The Trust
                                       )   Trust Portfolio
                                       )   Risk Factors

12. Certain information regarding      )   *
      periodic payment certificates    )

13. (a)  Loan, fees, charges and expenses)  Prospectus Front Cover
Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )   Trust Portfolio
                                       )
                                       )   Trust Operating Expenses
                                       )   Public Offering
                                       )   Rights of Unitholders

    (b)  Certain information regarding )
           periodic payment plan       )   *
           certificates                )

    (c)  Certain percentages           )   Prospectus Front Cover Page
                                       )   Summary of Essential Financial
                                       )   Information
                                       )
                                       )   Public Offering
                                       )   Rights of Unitholders

    (d)  Certain other fees, expenses or)  Trust Operating
Expenses
           charges payable by holders  )   Rights of Unitholders

    (e)  Certain profits to be received)   Public Offering
           by depositor, principal     )   Underwriting
           underwriter, trustee or any )   Trust Portfolio
           affiliated persons          )

    (f)  Ratio of annual charges       )   *
           to income                   )

14. Issuance of trust's securities     )   Rights of Unitholders

15. Receipt and handling of payments   )   *
      from purchasers                  )

16. Acquisition and disposition of     )   The Trust
      underlying securities            )   Rights of Unitholders
                                       )   Trust Administration

17. Withdrawal or redemption           )   Rights of Unitholders
                                       )   Trust Administration
18. (a)  Receipt and disposition       )   Prospectus Front Cover Page
           of income                   )   Rights of Unitholders

    (b)  Reinvestment of distributions )   *

    (c)  Reserves or special funds     )   Trust Operating Expenses
                                       )   Rights of Unitholders
    (d)  Schedule of distributions     )   *

19. Records, accounts and reports      )   Rights of Unitholders
                                       )   Trust Administration

20. Certain miscellaneous provisions   )   Trust Administration
      of Trust Agreement               )

21. Loans to security holders          )   *

22. Limitations on liability           )   Trust Portfolio
                                       )   Trust Administration
23. Bonding arrangements               )   *

24. Other material provisions of       )   *
    Trust Indenture Agreement          )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor         )    Trust Administration

26. Fees received by Depositor        )    *

27. Business of Depositor             )    Trust Administration

28. Certain information as to         )    *
      officials and affiliated        )
      persons of Depositor            )

29. Companies owning securities       )    *
      of Depositor                    )
30. Controlling persons of Depositor  )    *

31. Compensation of Officers of       )    *
      Depositor                       )

32. Compensation of Directors         )    *

33. Compensation to Employees         )    *

34. Compensation to other persons     )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities)    Public Offering
      by states                       )

36. Suspension of sales of trust's    )    *
      securities                      )
37. Revocation of authority to        )    *
      distribute                      )

38. (a)  Method of distribution       )
                                      )
    (b)  Underwriting agreements      )    Public Offering
                                      )
    (c)  Selling agreements           )

39. (a)  Organization of principal    )    *
           underwriter                )

    (b)  N.A.S.D. membership by       )    *
           principal underwriter      )

40. Certain fees received by          )    *
      principal underwriter           )

41. (a)  Business of principal        )    Trust Administration
           underwriter                )

    (b)  Branch offices or principal  )    *
           underwriter                )

    (c)  Salesmen or principal        )    *
           underwriter                )

42. Ownership of securities of        )    *
      the trust                       )

43. Certain brokerage commissions     )    *
      received by principal underwriter)

44. (a)  Method of valuation          )    Prospectus Front Cover Page
                                      )    Summary of Essential Financial
                                      )    Information
                                      )    Trust Operating Expenses
                                      )    Public Offering
    (b)  Schedule as to offering      )    *
           price                      )

    (c)  Variation in offering price  )    *
           to certain persons         )

46. (a)  Redemption valuation         )    Rights of Unitholders
                                      )    Trust Administration
    (b)  Schedule as to redemption    )    *
           price                      )

47. Purchase and sale of interests    )    Public Offering
      in underlying securities        )    Trust Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )    Trust Administration
      Trustee                         )

49. Fees and expenses of Trustee      )    Summary of Essential Financial
                                      )    Information
                                      )    Trust Operating Expenses

50. Trustee's lien                    )    Trust Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )
      securities                      )    *

52. (a)  Provisions of trust agreement)
           with respect to replacement)    Trust Administration
           or elimination portfolio   )
           securities                 )

    (b)  Transactions involving       )
           elimination of underlying  )    *
           securities                 )

    (c)  Policy regarding substitution  )
           or elimination of underlying )  Trust Administration
           securities                 )

    (d)  Fundamental policy not       )    *
           otherwise covered          )

53. Tax Status of trust               )    Federal Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during         )    *
      last ten years                  )

55.                                   )
56. Certain information regarding     )    *
57.   periodic payment certificates   )
58.                                   )

59. Financial statements (Instructions)    Report of Independent
Certified
      1(c) to Form S-6)               )    Public Accountants
                                      )    Statement of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated December 5, 1995

Subject to Completion

              , 1996

Stepstone Growth Equity and Treasury Securities Trust, Series 1

The Trust. Van Kampen American Capital Equity Opportunity Trust, Series 24 is comprised of one unit investment trust, Stepstone Growth Equity and Treasury Securities Trust, Series 1 ("Trust"). The Trust offers investors the opportunity to purchase Units representing proportionate interests in "zero coupon" U.S. Treasury obligations ("Treasury Obligations") and shares of Stepstone Growth Equity Fund (the "Fund" or "Fund
Shares"). Collectively, the Treasury Obligations and the Fund Shares are referred to herein as the "Securities." See "Portfolio." The
Fund is an open-end management investment company, commonly known as a mutual fund. Unless terminated earlier, the Trust will terminate on (the "Mandatory Termination Date") and any Securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his or her Units.

Objectives of the Trust. The objectives of the Trust are to provide the potential for long-term capital appreciation by investing in shares of Stepstone Growth Equity Fund and to protect Unitholders' capital by investing a portion of its portfolio in "zero coupon" U.S. Treasury obligations.
The Treasury Obligations in the Trust evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. The guarantee of the U.S. Government does not apply to the market value of the Treasury Obligations or the Units of the Trust, whose net asset value will fluctuate and may be worth more or less than a purchaser's acquisition cost. It is anticipated that upon maturity the Treasury Obligations will represent an amount per Unit of at least $11.00 per Unit. The Fund seeks to achieve its long-term capital appreciation objective by investing primarily in equity securities consisting of common stocks, warrants to purchase common stock, U.S. dollar denominated equity securities of foreign issuers, and debt securities and preferred stock convertible into common stocks. There is, of course, no guarantee that the objectives of the Trust will be achieved.

Public Offering Price. The Public Offering Price per Unit of the Trust is equal to the net asset value of the Fund Shares plus the aggregate offering price of the Treasury Obligations in the initial offering period plus or minus cash, if any, in the Capital and Income Accounts, divided by the number of Units outstanding, plus a sales charge equal to 4.7% of the Public Offering Price which is equivalent to 4.932% of the aggregate value of the Securities. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least $50,000. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public
Offering Price per Unit would have been $      . The minimum purchase is 200
Units (100 Units for a tax-sheltered retirement plan). See "Public
Offering."

Principal Protection. The Trust has been organized so that purchasers of Units should receive, at the termination of the Trust, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a dividend and the value of the Fund Shares were to decrease to zero, which is considered highly unlikely. This feature of the Trust provides Unitholders who purchase Units at the price of $11.00 or less per Unit and who hold such Units until the termination of the Trust with total principal protection, including any sales charges paid, although they might forego any earnings on the amount invested. To the extent that Units are purchased at a price less than $11.00 per Unit, this feature may also provide a potential for capital appreciation. As a result of the volatile nature of the market for "zero coupon" U.S.
Treasury Obligations, Units sold or redeemed prior to maturity will fluctuate in price, and the underlying Treasury Obligations may be valued at a price greater or less than their value as of the Initial Date of Deposit. Unitholders disposing of their Units prior to the maturity of the Trust may receive more or less than $11.00 per Unit, depending on market conditions on the date Units are sold or redeemed.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Treasury Obligations deposited in the Trust will mature on
 . The Treasury Obligations have a maturity value greater than the aggregate Public Offering Price (which includes the sales charge) of the Units of the Trust on the Initial Date of Deposit; however, the value of the Treasury Obligations may fluctuate before maturity due to fluctuations in interest rates. The Fund Shares deposited in the Trust's portfolio have no fixed maturity date and the value of these underlying Fund Shares will fluctuate with changes in the values of stocks in general and with changes in the conditions and performance of the specific securities owned by the Fund. See "Trust Portfolio."

Additional Deposits. The Sponsor may, from time to time for approximately 12 months following the Initial Date of Deposit, deposit additional Securities in the Trust, provided it maintains the same percentage relationship of the Treasury Obligations and Fund Shares in the Trust that existed immediately prior to any such subsequent deposit. See "The Trust."

Dividend and Capital Gains Distributions. Distributions of net income, if any, other than amortized discount, will be made at least annually. Distributions of realized capital gains, if any, received by the Trust, will be made whenever the Fund makes such a distribution. Income with respect to the amortization of original issue discount on the Treasury Obligations in the Trust will not be distributed currently, although Unitholders will be subject to income tax at ordinary income rates as if a distribution had occurred. Any distribution of income and/or capital gains will be net of the expenses of the Trust. See "Federal Taxation." Additionally, upon termination of the
Trust, the Trustee will distribute, upon surrender of Units for redemption, to each Unitholder his pro rata share of the Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders--Distributions of Income and Capital."

Redemption of Units. Unitholders may redeem Units through redemption at prices based upon the net asset value of the Fund Shares in the Trust plus the aggregate bid price of the Treasury Obligations, plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of the Trust. In addition, Unitholders tendering at least 200 Units (100 Units if held in a tax-sheltered retirement account) for redemption may request a distribution in kind of Securities. The tendering Unitholder will receive his pro rata number of Fund Shares and may also elect to have his pro rata portion of Treasury Obligations reinvested into Fund Shares without a sales charge. See "
Rights of Unitholders--Redemption of Units."

Termination. Commencing on the Mandatory Termination Date, Fund Shares will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sale of the Fund Shares. Written notice of any termination of the Trust specifying the time or times at which Unitholders may surrender their certificates for cancellation shall be given by the Trustee to each Unitholder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders to elect a distribution of Fund Shares if the Unitholder owns at least 200 Units (100 if held in a tax-sheltered retirement account), rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition by the Trustee of the Fund Shares. Unitholders eligible for such a distribution may also elect to have their pro rata portion of the proceeds received upon the maturity of the Treasury Obligations reinvested without a sales charge into Fund Shares. All Unitholders not electing such option will receive cash representing their pro rata portion of the Treasury Obligations. To be effective, the election form, together with surrendered certificates, if issued, and other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders not electing a distribution of Fund Shares will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trust is terminated. See "Trust Administration--Amendment or Termination."

Risk Factors. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the Securities which make up the Trust or the general condition of the stock market, volatile interest rates and economic recession. The Trust is not actively managed and Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal. See "Risk Factors."





STEPSTONE GROWTH EQUITY AND TREASURY SECURITIES TRUST, SERIES 1
Summary of Essential Financial Information
As of the Opening of Business on the Initial Date of Deposit: XXXXXXXXXX
Selling Agent: UB Investment Services, Inc.
Sponsor and Managing Underwriter: Van Kampen American Capital Distributors, Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
Trustee: The Bank of New York

GENERAL INFORMATION
Aggregate Maturity Value of Treasury Obligations Initially Deposited <F1>         $
Aggregate Number of Shares of Stepstone Growth Equity Fund Initially Deposited
Number of Units..................................................................
Fractional Undivided Interest in the Trust per Unit .............................
Public Offering Price: ..........................................................
 Aggregate Value of Securities in Portfolio <F1>................................. $
 Aggregate Value of Securities per Unit.......................................... $
 Sales Charge 4.7% (4.932% of the Aggregate Value of Securities per Unit)........ $
 Public Offering Price per Unit <F2>............................................. $
Redemption Price per Unit........................................................ $
Excess of Public Offering Price per Unit over Redemption Price per Unit.......... $



Evaluation Time..............4:00 P.M. New York time
Mandatory Termination Date...
                             The Trust may be terminated if the net asset value
                             of the Trust is less than $500,000 unless the net
                             asset value of the Trust deposits has exceeded
                             $15,000,000, then the Trust Agreement may be
                             terminated if the net asset value of the Trust is
Minimum Termination Value....less than $3,000,000.






Estimated Stepstone Growth Equity Fund Annual
 Expenses <F3>..................................$        per Unit
Trustee's Annual Fee............................$.008 per Unit
Estimated Organizational Expenses <F4>..........$        per Unit
Evaluator's Annual Evaluation Fee...............$.0025 per Unit
                                                As soon as practicable after the Fund's
Record Date.....................................ex-dividend date
                                                As soon as practicable after the Fund's
Distribution Date...............................distribution date




<F1>The shares of the Fund are valued at their net asset value. The Treasury
Obligations are valued at their aggregate offering side evaluation. Because the Fund Shares may from time to time under certain circumstances be sold or Trust Units may be redeemed, there is no guarantee that the value of each Unit over the life of the Trust or at the Trust's termination will be equal to the Aggregate Value of Securities per Unit as stated above. However, due to the inclusion of the Treasury Obligations in the Trust's portfolio, Unitholders who hold their Units until maturity will receive at least $11.00 per Unit (which is the value upon maturity of the Treasury Obligations.)

<F2>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.

<F3>Estimated Stepstone Growth Equity Fund Annual Expenses represent the intrinsic cost to each Unit due to the underlying costs associated with the Fund and are based upon the net asset value of that number of Fund Shares per Unit multiplied by the Fund's annual operating expenses less rebated 12b-1 fees.
See "Trust Portfolio--Fund Expenses."

<F4>The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a one year period (unamortized amounts remaining at the end of the primary offering period, if any, will be charged against the Trust's net asset value at that time). See "Expenses of the Trust" and "Statement of Condition."
Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts. Estimated Organizational Expenses have been
estimated based on a projected Trust size of $     . To the extent the Trust
is larger or smaller, the actual organizational expenses paid by the Trust (and therefore by Unitholders) will vary from the estimated amount set forth above.

THE TRUST

Van Kampen American Capital Equity Opportunity Trust, Series 24 is comprised of one unit investment trust, Stepstone Growth Equity and Treasury Securities Trust, Series 1. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Trust may be an appropriate medium for investors who desire to participate in a portfolio of mutual fund shares and zero-coupon U.S. Treasury obligations. Diversification of assets in the Trust will not eliminate the risk of loss always inherent in the ownership of securities. For a breakdown of the portfolio see "Trust Portfolio."

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolio" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit or cash issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust indicated in "Summary of Essential Financial Information."
Unless otherwise terminated as provided in the Trust Agreement, the Trust will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of the Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain the same percentage relationship among the Fund Shares and the Treasury Obligations that existed immediately prior to any such subsequent deposit. Such deposits of additional Securities will, therefore, be done in such a manner that the maturity value of the Treasury Obligations represented by each Unit should always be an amount at least equal to $11.00. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same number of Fund Shares and the same pro rata share of the percentage amount of the Treasury Obligations, and the percentage relationship among each Security in the Trust will remain the same. On a cost basis to the Trust, the original percentage relationship on the Initial Date of Deposit was approximately
% Treasury Obligations and approximately      % Fund Shares. Since the prices
of the underlying Treasury Obligations and Fund Shares will fluctuate daily, the ratio, on a market value basis, will also change daily. The maturity value of the Treasury Obligations represented by each Unit will not change as a result of the deposit of additional Securities in the Trust.

Each Unit of the Trust represents an undivided interest in the Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objectives of the Trust are to protect Unitholders' capital and provide investors with the potential for long-term capital appreciation. The portfolio is described under "Trust Portfolio" and "Portfolio" herein.
An investor will be subjected to taxation on the dividend income received from the Trust and on gains from the sale or liquidation of Securities (see " Federal Taxation"). Investors should be aware that there is not any guarantee that the objectives of the Trust will be achieved because the market value of the Securities can be affected by a variety of factors. Fund Shares may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the underlying issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Fund Shares will make distributions. The Trust, however, has been organized so that investors would receive, at termination, an amount per Unit at least equal to $11.00 (which is equal to the per Unit value upon maturity of the Treasury Obligations), even if the Trust never paid a distribution and the value of the Fund Shares were to decrease to zero, which the Sponsor considers highly unlikely. Any distributions of income will generally depend upon the declaration of dividends by the Fund and the declaration of any dividends depends upon several factors including the financial condition of the Fund and general economic conditions.

The Trust is designed to combine investments in the Stepstone Growth Equity Fund with zero-coupon U.S. Treasury obligations, resulting in one investment that seeks to provide the potential for capital appreciation consistent with the preservation of invested principal. UB Investment Services, Inc. believes that the Trust has the potential to achieve this objective because an investment in a professionally managed diversified mutual fund can help reduce some of the volatility inherent in common stocks while providing the opportunity for long-term growth. The Fund seeks to provide long-term capital appreciation by investing primarily in common stocks with superior earnings histories and good prospects for future earnings growth. UB Investment Services, Inc. believes that the U.S. Treasury obligations included in the Trust will complement the Fund Shares by providing (a) the opportunity to preserve invested principal if held to maturity and (b) the assurance that upon termination of the Trust, each Unitholder will receive an amount equal to the bond's maturity value (approximately $11.00 per Unit).

UB Investment Services, Inc. believes that an investment in common stocks (through the Fund Shares) can help offset the effect of inflation and offer the potential for capital appreciation. Over the period from January 1975, through December 1994, the average annual return on the stocks comprising the Standard & Poor's 500 Index was 14.59%, while the average rate of inflation as measured by the Consumer Price Index during the same period was 5.44%. The Standard & Poor's 500 Index is an unmanaged statistical composite measuring the performance of 500 stocks from 83 industrial groups. Investors should note that the Standard & Poor's 500 Index is made up of different stocks than those included in the Fund's portfolio and the Trust is not designed to correlate with this or any other index. Of course, the rates above represent past performance of these categories and there is no guarantee of future results, either of these categories or of the Trust. The rates assume all dividends during a year are reinvested at the end of that year and do not reflect commissions, custodial or other fees or income taxes. The Trust also includes a sales charge and expenses which are not reflected in the rates above.

In selecting Securities for the Trust, the following factors, among others, were considered: (a) for the portion of the Securities that are Fund Shares, the Selling Agent selected shares of Stepstone Growth Equity Fund, a mutual fund which seeks long-term capital growth, and (b) for the portion of the Securities that are Treasury Obligations, the Selling Agent selected obligations which evidence of the right to receive a fixed payment at a future date from the U.S. Government, backed by the full faith and credit of the U.S. Government.

Investors should be aware that the Trust is not a "managed" fund and as a result the adverse financial condition of the Fund will not result in its elimination from the portfolio except under extraordinary circumstances (see "Trust Administration--Portfolio Administration"). In addition,
Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor as of the date the Securities were purchased by the Trust. The Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust.

TRUST PORTFOLIO

The Trust consists of (a) shares of the Stepstone Growth Equity Fund and (b) zero-coupon U.S. Treasury Obligations.

Fund Shares. The portfolio of the Trust contains shares of the Stepstone Growth Equity Fund.

Stepstone Growth Equity Fund is one of fourteen separate investment funds included in the Stepstone Funds, a diversified open-end management investment company. The Stepstone Growth Equity Fund seeks long-term capital growth. Shareholders may purchase shares in the Fund through two separate classes of shares (Institutional Class and Investment Class) which provide for variations in distribution costs, voting rights and dividends. Except for these differences between Institutional Class and Investment Class shares, each share represents an equal proportionate interest in the Fund. The Trust has purchased Investment Class shares for deposit herein and any reference to Fund Shares in this prospectus shall refer to Investment Class shares.

The Fund's advisor is Union Capital Advisors, a division of Union Bank (" Advisor"). Additional information concerning the Stepstone Growth Equity
Fund appears in "Trust Portfolio--Stepstone Growth Equity Fund
Summary." This prospectus sets forth concise information about the Fund that a prospective investor should know before investing. A Fund prospectus and a Statement of Additional Information about the Fund have been filed with the Securities and Exchange Commission and are available upon request and without charge by writing to SEI Financial Services Company, 680 East Swedesford Road, Wayne, PA 19087-1658 or by calling (800) 862-6243. The Fund's Statement of Additional Information, which is incorporated in its entirety by reference into the Fund's prospectus, contains more detailed information about the Fund and its management, including more complete information as to certain risk factors.

Treasury Obligations. The Treasury Obligations deposited in the Trust consist of U.S. Treasury bonds which have been stripped of their unmatured interest coupons. The Treasury Obligations evidence the right to receive a fixed payment at a future date from the U.S. Government and are backed by the full faith and credit of the U.S. Government. Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments. The effect of being able to acquire the Treasury Obligations at a lower price is to permit more of the Trust's portfolio to be invested in Fund Shares.

General. The Trust consists of the Securities listed under "Portfolio" as may continue to be held from time to time in the Trust and any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

Because certain of the Fund Shares from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Although the portfolio is not managed, the Sponsor may instruct the Trustee to sell Fund Shares under certain limited circumstances. See " Trust Administration--Portfolio Administration." Fund Shares, however, will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Unitholders will be unable to dispose of any of the Fund Shares as such and will not be able to vote the Fund Shares. As the holder of the Fund Shares, the Trustee will have the right to vote all of the Fund Shares in the Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such Fund Shares so as to insure that the Fund Shares are voted as closely as possible in the same manner and the same general proportion as are Fund Shares held by owners other than the Trust. Actions required to be taken with respect to the Treasury Obligations will be in accordance with the instructions of the Sponsor.

The following section provides a brief description of the Stepstone Growth Equity Fund, specifically its relationship with the Trust. More specific information regarding Stepstone Growth Equity Fund can be obtained from the prospectus and Statement of Additional Information prepared therefor as described above.

Stepstone Growth Equity Fund Summary

The operating expenses and maximum transaction expenses expected to be associated with an investment in the Fund are reflected in the following tables:





Stepstone Growth Equity Fund
                                                                                   Investment
                                                                                   Class
SHAREHOLDER
TRANSACTION EXPENSES:
 Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)1...         4.50%
ANNUAL OPERATING
EXPENSES:
(as a percentage of offering price)...............................................
 Advisory Fees....................................................................         0.60%
 12b-1 Fees2 (after fee waivers)..................................................         0.25%
 Other Expenses...................................................................         0.20%
 Total Fund Operating Expenses3...................................................         1.05%



<F1>No sales charge is imposed upon the purchase of Fund Shares deposited into the
Trust. However, the maximum sales charge on Units of the Trust is 4.70%.

<F2>Absent fee waivers, 12b-1 Fees would be 0.40%. Effectively, there are no 12b-1 fees on Fund Shares held in the Trust. However, Unitholders who acquire Fund Shares through an In Kind Distribution upon redemption or at the Trust's termination will begin to incur 12b-1 fees at such time as shares are acquired.

<F3>"Total Operating Expenses" for the Fund have been restated to reflect current expenses and the aforementioned fee waivers. Absent fee waivers, " Total Operating Expenses" would be 1.20% for the Fund.

Example:

An investor would pay the following expenses on a $1,000 investment in Fund Shares assuming (1) imposition of the maximum sales charge, (2) 5% return and
(3) redemption at the end of each time period:



            Stepstone Growth Equity Fund
            Investment
            Class
1 year..... $                               55
3 years....                                 77
5 years....                                100
10 years...                                167






The example is based upon the total operating expenses of the Fund and should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown. The purpose of this table is to assist the investor in understanding the various costs and expenses that may be directly or indirectly borne by investors in the Fund. The information set forth in the foregoing table and example relates only to Investment Class shares. The Fund also offers Institutional Class shares which are subject to the same expenses except there are no sales charges or distribution costs.

Long-term Fund shareholders may pay more than the equivalent of the maximum front-end sales charges otherwise permitted by the Rules of the National Association of Securities Dealers ("NASD").

FINANCIAL HIGHLIGHTS

The following information has been audited by the Fund's independent accountants, as indicated in their report dated March 15, 1995 on the Fund's financial statements as of January 31, 1995 included in the Fund's Statement of Additional Information under "Financial Information." This table should be read in conjunction with the Fund's financial statements and notes thereto. Additional Information is set forth in the 1995 Annual Report to Shareholders and is available without charge by calling (800) 862-6243.





For a Share Outstanding Throughout the Year

              Net   Investment Activities          Distributions            Net                Net
            Asset              Net Realized                                 Asset              Assets,
            Value   Net       and Unrealized     Net                        Value,             End
         Beginning Investment  Gain (Loss)       Investment   Capital        End      Total    of Period
         of Period  Income     of Investments    Income        Gains      of Period   Return    (000)
---------------------------------------------------------------------------------------------------------
Growth Equity Fund
------------------
Investment Class (**)
For the years ended
January 31,:
1995                15.19       0.097    (0.884)    (0.092)    (0.181)        14.13    (5.17)%        1.422
1994                13.80       0.064      1.392    (0.066)         --        15.19     10.61%        1.243
1993                12.69       0.099      1.103    (0.092)         --        13.80      9.56%           43
1992 <F1>           11.76       0.019      0.948    (0.023)    (0.014)        12.69    39.11%*           13


* Annualized.
** Total return does not reflect the sales charge.
(1) Commenced operations on November 14, 1991








For a Share Outstanding Throughout the Year

                                                                 Ratio of
                                                                 Net
                                  Ratio of       Ratio of        Investment
                                  Expenses       Net             Income to
                 Ratio of         to Average     Investment      Average
                 Expenses         Net Assets     Income          Net Assets      Portfolio
                 to Average       Excluding      to Average      Excluding       Turnover
                 Net Assets       Fee Waivers    Net Assets      Fee Waivers     Rate
-------------------------------------------------------------------------------------------
Growth Equity Fund
------------------
Investment Class (**)
For the years ended
January 31,:
1995             0.78%            1.17%           0.69%          0.30%            22%
1994             0.77%            1.18%           0.48%          0.07%            45%
1993             0.67%            1.17%           0.69%          0.19%            23%
1992(1)          0.83%            0.96%           0.79%          0.66%            26%


* Annualized.
** Total return does not reflect the sales charge.
(1) Commenced operations on November 14, 1991



INVESTMENT OBJECTIVES AND INVESTMENT POLICIES

The Fund seeks long-term capital growth. At least 65% of the Fund will be invested in equity securities consisting of common stocks, warrants to purchase common stock, U.S. dollar denominated equity securities of foreign issuers, and debt securities and preferred stock convertible into common stocks.

There is no assurance that the Fund's investment objective will be met.

The Fund may also be invested in covered call options on equity securities and money market instruments consisting of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, receipts including TR's, TIGR's and CATS, money market funds, repurchase agreements, certificates of deposit, time deposits, bank master notes and bankers' acceptances issued by banks having net assets of at least $1 billion as of the end of their most recent fiscal year, commercial paper rated at least A-1 by Standard & Poor's or P-1 by Moody's Investors Services, Inc. ("Moody's") and may hold a portion of its assets in cash for liquidity purposes. All of the common stocks in which the Fund invests (including foreign securities) are traded on registered exchanges on the over-the-counter market or in the form of American Depositary Receipts traded on registered exchanges of NASDAQ.

GENERAL INVESTMENT POLICIES

For temporary defensive purposes during periods when the Advisor determines that market conditions warrant, the Fund may invest up to 100% of its assets in money market instruments consisting of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities receipts, including TR's, TIGR's and CATS, money market funds, repurchase agreements, certificates of deposit, time deposits, bank master notes and bankers' acceptances issued by banks having net assets of at least $1 billion as of the end of their most recent fiscal year, commercial paper rated at least A-1 by Standard & Poor's or P-1 by Moody's, and it also may hold a portion of its assets in cash. The Fund will not be pursuing its investment objective to the extent that a substantial portion of its assets are invest in money market securities.

The Fund will restrict its investment in illiquid securities to 15% of its net assets. The Fund may engage in securities lending and will limit such practice to 331/3% of its assets. The Fund may purchase restricted securities which have not been registered under the Securities Act of 1933 (Rule 144A Securities). The Fund may engage in options on stock indices to invest cash on an interim basis. The aggregate premium paid on all options on stock indices cannot exceed 20% of the Fund's total assets. In the event that a security owned by the Fund is downgraded below the stated rating categories, the Advisor will review and take appropriate action with regard to the security. For further information about the permitted investments see "Description of Permitted Investments."

RISK FACTORS

Since the Fund invests in equity securities, the Fund's shares will fluctuate in value and thus may be more suitable for long-term investors who can bear the risk of short-term fluctuations.

Securities rated BBB by S&P or Fitch or Baa by Moody's are deemed by these rating services to have some speculative characteristics, and adverse economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade bonds.

In addition, the market value of fixed income securities bears an inverse relationship to changes in market interest rates which may affect the net asset value of shares. The longer the remaining maturity of security, the greater is the effect of interest rate changes on its market value.

Investments in securities of foreign issuers may subject the Fund to different risks than those attendant to investments in securities of U.S. issuers such as differences in accounting, auditing and financial reporting standards, the possibility of expropriation or confiscatory taxation, and political instability. See "Description of Permitted Investments."

INVESTMENT LIMITATIONS

The Fund may not:

1) Purchase securities of any issuer (except securities issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements involving such securities) if as a result more than 5% of the total assets of the Fund would be invested in the securities of such issuer. This restriction applies to 75% of the Fund's assets.

2) Purchase any securities which would cause more than 25% of the total assets of the Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that this limitation does not apply to investments in the obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities and repurchase agreements involving such securities, and provided further, that utilities as a group will not be considered to be one industry, and wholly-owned subsidiaries organized to finance the operations of their parent companies will be considered to be in the same industries as their parent companies.

3) Make loans, except that the Fund may (a) purchase or hold debt instruments in accordance with its investment objective and policies; (b) enter into repurchase agreements; and (c) engage in securities lending as described in the Fund's prospectus and in the Statement of Additional Information.

The foregoing percentages will apply at the time of the purchase of a security. Additional investment limitations are set forth in the Statement of Additional Information.

FUNDAMENTAL POLICIES

The investment objective and investment limitations are fundamental policies of the Fund. Fundamental policies cannot be changed with respect to the Fund without the consent of a majority of the Fund's outstanding shares. The term "majority of the outstanding shares" means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy, or
(ii) more than 50% of the Fund's outstanding shares, whichever is less.

THE ADVISOR

Stepstone Funds and Union Capital Advisors (the "Advisor"), a division of Union Bank, have entered into an advisory agreement (the "Advisory Agreement"). Under the Advisory Agreement, the Advisor makes the investment decisions for the assets of the Fund and continuously reviews, supervises and administers the Fund's investment program. The Advisor discharges its responsibilities subject to the supervision of, and policies established by, the Trustees of the Stepstone Funds. The Stepstone Funds shares are not sponsored, endorsed or guaranteed by, and do not constitute obligations or deposits of, the Advisor or Union Bank and are not guaranteed by the FDIC or any other governmental agency.

The Advisor is entitled to a fee, which is calculated daily and paid monthly, at an annual rate of .60% of the average daily net assets of the Fund. The Advisor may from time to time waive all or a portions of its fees in order to limit the operating expenses of the Fund. Any such waiver is voluntary and may be terminated at any time in the Advisor's sole discretion.

For the fiscal year ended January 31, 1995, the Advisor was paid an advisory fee of .60% of the average daily net assets of the Fund.

Union Capital Advisors, 445 S. Figueroa Street, Los Angeles, California 90071, operates as a separate division of Union Bank. In 1988 the former Union Bank was acquired by California First Bank, and the resulting bank changed its name to Union Bank. Each of the former banks or its predecessor bank had been in banking since the early 1900's and each historically has had significant investment functions within their Trust and Investment Divisions. Union Bank is a subsidiary of The Bank of Tokyo, Ltd. The Bank of Tokyo, Ltd. directly owns 72% of the outstanding shares of Union Bank, and directly owns all of the outstanding shares, except director's qualifying shares, of The Bank of Tokyo Trust Company ("BOTT") the subadvisor to certain Stepstone mutual funds and BOT Asset Management (U.K.) Limited ("BOT Asset Management"
), subadvisor to certain Stepstone mutual funds. The Bank of Tokyo, Ltd. and The Mitsubishi Bank, Limited have announced their intention to merge. The resulting entity will be named The Bank of Tokyo-Mitsubishi Ltd. The directors and shareholders of The Bank of Tokyo, Ltd. and The Mitsubishi Bank, Limited have approved the proposed merger in principle.

The Bank of Tokyo, Ltd. and The Mitsubishi Bank, Limited, announced that they had reached a basic understanding concerning the merger of their respective subsidiary banks in California, Union Bank and The Bank of California, N.A. The merger was approved by the Boards of Directors of Union Bank and The Bank of California, N.A. and will be finalized after obtaining the required shareholders' and regulatory approvals. The name of the new combined California bank will be Union Bank of California.

The target date of both the above-described mergers is April 1, 1996.

One or more of the foregoing transactions may constitute an " assignment" of the existing investment advisory agreements between the Fund and Union Bank and the subadvisory agreements between Union Bank and BOTT and BOT Asset Management under the Investment Company Act of 1940. Under the Investment Company Act, an "assignment" will result in the automatic termination of the investment advisory and subadvisory agreements effective at the time of the transaction(s). Prior to any such transactions, shareholders of the Fund (including the Trust) will be asked to approve new investment advisory and subadvisory agreements between the Fund and Union Bank of California (or an investment advisory affiliate thereof), to take effect at the time of the transaction(s). A proxy statement describing the terms of the new agreements will be sent to shareholders prior to their being asked to vote on the new agreements.

Carl J. Colombo, a Vice President of the Fund's Advisor, has served as the Fund's co-portfolio manager since May, 1995, and has been with the Advisor and its predecessor since 1985. Effective July 14, 1995, Mr. Colombo was named as portfolio manager of the Fund.

At January 31, 1995, Union Capital Advisors managed $4.7 billion in individual portfolios and collective funds. The Advisor's clients range from pension funds, national labor union plans and foundations to personal investments and trust portfolios.

The Glass-Steagall Act restrict the securities activities of banks such as Union Bank, but federal regulatory authorities permit such banks to provide investment advisory and other services to mutual funds. Should this position be challenged successfully in court or reversed by legislation, the advisory arrangements.

THE ADMINISTRATOR

SEI Financial Management Corporation (the "Administrator"), a wholly-owned subsidiary of SEI Corporation ("SEI"), and the Fund are parties to an administration agreement (the "Administration Agreement"
). Under the terms of the Administration Agreement, the Administrator provides the Fund with certain management services including all necessary office space, equipment, personnel, and facilities.

The Administrator is entitled to a fee, calculated daily and paid monthly, at an annual rate of .15% of Fund assets up to $1 billion, .12% of assets between $1 billion and $2 billion and .10% of assets over $2 billion. The Administrator may waive its fee or reimburse various expenses to the extent necessary to limit the total operating expenses of the Fund's Investment Class shares. Any such waiver is voluntary and may be terminated at any time in the Administrator's sole discretion.

THE SHAREHOLDER SERVICING AGENT

SEI Financial Management Corporation serves as the transfer agent, dividend disbursing agent, and shareholder servicing agent for the Fund. Compensation for these services is paid under the Administration Agreement.

THE DISTRIBUTOR OF THE FUND

SEI Financial Services Company (the "Distributor"), a wholly-owned subsidiary of SEI Corporation (SEI), and the Fund are parties to a distribution agreement ("Distribution Agreement"). The Distribution Agreement is renewable annually and may be terminated by the Distributor, by a majority vote of the disinterested Trustees or by a majority vote of the outstanding securities of the Fund upon not more than 60 days written notice by either party, or upon assignment by the Selling Agent.

The Investment Class has a distribution plan ("Investment Class Plan").
The Distribution Agreement and the Investment Class Plan adopted by the Investment Class shareholders provide that the Investment Class shares of the Fund may bear the following distribution expenses: (1) the cost of prospectuses, reports to shareholders, sales literature and other materials for potential investors; (2) advertising; and (3) expenses incurred in connection with the promotion and sale of the Fund's shares including the Distributor's expenses for travel, communication, and compensation and benefits for sales personnel. In addition, the Fund pays the Distributor a fee of up to .40% of the Fund's Investment Class shares average daily net assets, of which a maximum of .25% may be used to compensate broker/dealers and service providers which provide administrative and/or distribution services to Investment Class shareholders or their customers who beneficially own Investment Class shares. For the Fund's current year, the Distributor has agreed to waive any fees payable pursuant to the Plan, and the Distributor will bear the costs of other distribution-related activities.
The Distributor reserves the right to terminate its waiver at any time at its sole discretion.

PERFORMANCE

From time to time, the Fund may advertise yield and total return. These figures will be based on historical earnings and are not intended to indicate future performance. The yield of the Fund refers to the annualized income generated by an investment in the Fund over a specified 30-day period. The yield is calculated by assuming that the same amount of income is generated by the investment during that period is generated in each 30-day period over one year and is shown as a percentage of the investment.

The total return of the Fund refers to the average compounded rate of return to a hypothetical investment, for designated time periods (including, but not limited to, the period from which the Fund commenced operations through the specified date), assuming that the entire investment is redeemed at the end of each period and assuming the reinvestment of all dividend and capital gain distributions. The total return of the Fund may also be quoted as a dollar amount or on an aggregate basis, an actual basis, without inclusion of any sales charge, or with a reduced sales charge in advertisements distributed to investors entitled to a reduced sales charge.

The Fund may periodically compare its performance to the performance of: other mutual funds tracked by mutual fund rating services (such as Lipper Analytical), financial and business publications and periodicals; broad groups of comparable mutual funds; unmanaged indices which may assume investment of dividends but generally do not reflect deductions for administrative and management costs; or other investment alternatives. The Fund may quote Morningstar, Inc., a service that ranks mutual funds on the basis of risk-adjusted performance. The fund may quote Ibbotson Associates of Chicago, Illinois, which provides historical returns of the capital markets in the U.S. The Fund may use long term performance of these capital markets to demonstrate general long-term risk versus reward scenarios and cold include the value of a hypothetical investment in any of the capital markets. The Fund may also quote financial and business publications and periodicals as they relate to fund management, investment philosophy, and investment techniques.

The Fund may quote various measures of volatility and benchmark correlation in advertising and may compare these measures to those of other funds. Measures of volatility attempt to compare historical share price fluctuations or total returns to a benchmark while measures of benchmark correlation indicate how valid a comparative benchmark might be. Measures of volatility and correlation are calculated using averages of historical data and cannot be calculated precisely.

The performance of Institutional Class shares will normally be higher than for Investment Class share because the Institutional Class is generally not subject to distribution expense generally charged to the Investment Class shares.

TAXES

The following summary of federal income tax consequences is based on current tax laws and regulations, which may be changed by legislative, judicial or administrative action. No attempt has been made to provide a detailed explanation of the federal, state, or local income tax treatment of the Fund or its shareholders (including the Trust). Accordingly, shareholders are urged to consult their tax advisers regarding specific questions as to federal, state and local income taxes. Additional information concerning taxes is set forth in the Statement of Additional Information. For information relating to the tax treatment of the Trust, see "Federal Taxation."

Tax Status of the Fund: The Fund is treated as a separate entity for federal income tax purposes and is not combined with the other Stepstone mutual funds. The Fund intends to qualify for the special tax treatment afforded regulated investment companies under the Internal Revenue Code of 1986, as amended, so that it will be relieved of federal income tax on that part of its net investment income and net capital gain (the excess of net long-term capital gain over net short-term capital loss) which is distributed to shareholders.

Tax Status of Distributions: The Fund will distribute substantially all of its net investment income (including net short-term capital gain) and net capital gain to shareholders. Dividends from the Fund's net investment income will be taxable to shareholders as ordinary income, (whether received in cash or in additional shares) to the extent of the Fund's earnings and profits. Dividends paid by the Fund to corporate shareholders will qualify for the deduction for dividends received by corporations to the extent derived from dividends received by the Fund from domestic corporations. However, the full amount of such dividends may be subject to the alternative minimum tax. Distributions of net capital gain do not qualify for the dividends-received deduction and are taxable to shareholders as long-term capital gain, regardless of how long shareholders have held their shares and regardless of whether the distributions are received in cash or in additional shares. The Fund will make annual reports to shareholders of the federal income tax status of all distributions.

With respect to investments in STRIPS, TR's, TIGR's and CATS, which are sold at original issue discount and thus do not make periodic cash interest payments, the Fund will be required to include as part of its current income the imputed interest on such obligations even though the Fund has not received any interest payments on such obligations during that period. Because the Fund distributes all of its net investment income to its shareholders. The Fund may have to sell fund securities to distribute such imputed income which may occur at a time when the Advisor would not have chosen to sell such securities and which may result in a taxable gain or loss.

Dividends declared by the Fund in October, November, or December of any year and payable to shareholders of record on a date in that month will be deemed to have been paid by the Fund and received by the shareholders on the last day of December of that year, if paid by the Fund any time during the following January.

The Fund intends to make sufficient distributions prior to the end of each calendar year to avoid liability for federal excise tax.

Income received on direct U.S. obligations is exempt from tax at the state level when received directly by the Fund and may be exempt, depending on the state, when received by a shareholder as income dividends from the Fund provided certain state-specific conditions are satisfied. The Fund will inform shareholders annually of the percentage of income and distributions derived from direct U.S. Treasury obligations. Shareholders should consult their tax advisors to determine whether any portion of the income dividends received from the Fund is considered tax exempt in their particular state.

A sale, exchange, or redemption of Fund Shares is a taxable transaction to the shareholders.

GENERAL INFORMATION

The Stepstone Funds. The Stepstone Funds was organized as a Massachusetts business trust under a Declaration of Trust dated October 16, 1990. The Declaration of Trust permits the Stepstone Funds to offer separate portfolios of shares and different classes of each fund. In addition to the Fund, the Stepstone Funds consists of the following funds: Balanced Fund, Value Momentum Fund, Emerging Growth Fund, Treasury Money Market Fund, Money Market Fund, California Tax-Free Money Market Fund, Intermediate-Term Bond Fund, California Tax Free Bond Fund, Limited Maturity Government Fund, Blue Chip Growth Fund, Convertible Securities Fund, Government Securities Fund and International Equity Fund. All consideration received by the Stepstone Funds for shares of any fund and all assets of such fund belong to that fund and would be subject to liabilities related thereto. The Stepstone Funds reserves the right to create and issue shares of additional funds.

The Stepstone Funds pays its expenses, including audit and legal expenses, expenses of preparing and printing prospectuses, proxy solicitation material and reports to shareholders, costs of custodial services and registering the shares under federal and state securities laws, insurance expenses, litigation and other extraordinary expenses, brokerage costs, interest charges, taxes and organization expenses. Please refer to "Financial Highlights" in this summary section for more information regarding the Fund's expenses.

Trustees of the Stepstone Funds. The management and affairs of the Stepstone Funds are supervised by the Trustees under the laws governing business trusts in the Commonwealth of Massachusetts. The Trustees have approved contracts under which, as described above, certain companies provide essential management, administrative and shareholder services to the Stepstone Funds.

Voting Rights. Each share held entitles the shareholder of record to one vote. Each fund or class will vote separately on matters relating solely to such fund or class. As a Massachusetts business trust, the Stepstone Funds is not required to hold annual meetings but approval will be sought for certain changes in the operation of Stepstone Funds and for the election of Trustees under certain circumstances. In addition, a Trustee or by shareholders at a special meeting called upon the written request of shareholders owning at least 10% of the outstanding shares of the Stepstone Funds. Shareholders will be provided with shareholder communication assistance in connection with such matters.

Shareholder Inquiries. Shareholder inquiries should be directed to the Administrator, SEI Financial Management Corporation, 680 East Swedesford Road, Wayne PA 19087.

Dividends. Substantially all of the net investment income (exclusive of capital gains) of the Fund is distributed in the form of monthly dividends to shareholders. Currently, capital gains of the Fund, if any, will be distributed at least annually.

Shareholders automatically receive all income dividends and capital gain distributions in additional shares at the net asset value next determined following the record date, unless the shareholder has elected to take such payment in cash. Shareholders may change their election by providing written notice to the Administrator at least 15 days prior to the change.

Dividends and distributions of the Fund are paid on a per-share basis. The value of each share will be reduced by the amount of the payment. If shares are purchases shortly before the record date for a dividend or the distribution of capital gains, a shareholder will pay the full price for the shares and receive some portion of the price back as a taxable dividend or distribution.

DESCRIPTION OF PERMITTED INVESTMENTS

The following is a description of the permitted investments for the Fund:

American Depositary Receipts (ADRs) -- The Fund may purchase ADRs. ADRs are receipts typically issued by a U.S. financial institution that evidence ownership of underlying securities issued by a foreign issuer.

Banker's Acceptance -- A bill of exchange or time draft drawn on and accepted by a commercial bank. It is used by corporations to finance the shipment and storage of goods and to furnish dollar exchange. Maturities are generally six months or less.

Certificate Of Deposit -- A negotiable interest-bearing instrument with a specific maturity. Certificates of deposit are issued by banks and savings and loan institutions in exchange for the deposit of funds and normally can be traded in the secondary market prior to maturity.

Commercial Paper -- Unsecured short-term promissory notes issued by corporations and other entities. Maturities on these issues vary from a few days to nine months. Purchase of such instruments involves a risk of default by the issuer.

Convertible Bonds -- The Fund may purchase Convertible Bonds which are convertible into a set number of shares of another form of security (usually common stock) at a prestated price. Convertible bonds have characteristics similar to both fixed income and equity securities. Because of the conversion feature, the market value of convertible bonds tends to move together with the market value of the underlying stock. As a result, the Fund's selection of convertible bonds is based, to a great extent, on the potential for capital appreciation that may exist in the underlying stock. The value of convertible bonds is also affected by prevailing interest rates, the credit quality of the issuer and any call provisions.

Convertible Preferred Stock -- The Fund may invest in Convertible Preferred Stock, a class of capital stock that pays dividends at a specified rate and has preference over common stock in the payment of dividends and the liquidation of assets. Convertible preferred stock is preferred stock exchangeable for a given number of common stock shares and has characteristics similar to both fixed-income and equity securities. Because of the conversion feature, the market value of convertible preferred stock tends to move together with the market value of the underlying common stock. As a result, the Fund's selection of convertible preferred stock is based, to a great extent, on the potential for capital appreciation that may exist in the underlying common stock. The value of convertible preferred stock is also affected by prevailing interest rates, the credit quality of the issuer and any call provisions.

Derivatives -- Derivatives are securities whose value is derived from an underlying contract, index or security, or any combination thereof. This includes: futures, options (e.g., puts and calls), options on futures, swap agreements, and some mortgage-backed securities (CMOs, REMICs, IOs and POs). See elsewhere in this "Description of Permitted Investments" for discussions of these various instruments.

Investment Grade Bonds -- Interest-bearing or discounted government or corporate securities that obligate the issuer to pay the bondholder a specified sum of money, usually at specific intervals, and to repay the principal amount of the loan at maturity. Investment grade bonds are those rated BBB or better by Standard & Poor's or Baa or better by Moody's Investors Service, Inc.

Options -- The Fund may write covered call options. Under a call option, the purchaser of the option has the right to purchase, and the writer (the Fund) the obligation to sell, the underlying security at the exercise price during the option period. A put option gives the purchaser the right to sell, and the writer the obligation to purchase, the underlying security at the exercise price during the option period.

In addition, the Fund may buy options on stock indices to invest cash on an interim basis. Such options will be listed on a national securities exchange. In order to close out an option position, the Fund may enter into a " closing purchase transaction" --the purchase of an option on the same security with the same exercise price and expiration date as the option contract previously written on any particular security. When the security is sold, the Fund effects a closing purchase transaction so as to close out any existing option on that security.

There are risks associated with such investments including the following: (1) the success of a hedging strategy may depend on the ability of the Advisor to predict movements in the prices of individual securities, fluctuations in markets and movements in interest rates; (2) there may be an imperfect correlation between the movement in prices of securities held by the Fund and the price of options; (3) there may not be a liquid secondary market for options; and (4) while the Fund will receive a premium when its writes covered call options, it may not participate fully in a rise in the market value of the underlying security.

Repurchase Agreements -- Agreements by which a person obtains a security and simultaneously commits to return the security to the seller at an agreed upon price (including principal and interest) on an agreed upon date within a number of days from the date of purchase. The Custodian or its agent will hold the security as collateral for the repurchase agreement. Collateral must be maintained at a value at least equal to 102% of the repurchase price. The Fund bears a risk of loss in the event the other party defaults on its obligations and the Fund is delayed or prevented from its rights to dispose of the collateral securities or if the Fund realizes a loss in the sale of the collateral securities. Repurchase agreements are considered loans under the Investment Company Act of 1940, as amended.

Rule 144A Securities -- The Fund may purchase Rule 144A Securities. Rule 144A Securities are restricted securities that have not been registered under the Securities Act of 1933 but which may be traded between certain qualified institutional investors, including investment companies. The absence of a secondary market may affect the value of Rule 144A Securities. The Board of Trustees of the Stepstone Funds has established guidelines and procedures to be utilized to determine the liquidity of such securities.

Securities Lending -- In order to generate additional income, the Fund may lend the securities in which it is invested, pursuant to agreements requiring that the loan be continuously secured by cash, securities of the U.S. Government or its agencies or any combination of cash and such securities as collateral equal to 100% of the market value at all times of the securities lent. The Fund will continue to receive interest on the securities lent while simultaneously earning interest on the investment of cash collateral in U.S. Government securities. Collateral is marked to market daily to provide a level of collateral at least equal to the value of the securities lent. There may be risks of delay in receiving additional collateral or risks of delay in recovery of the securities or even loss of rights in the collateral should the borrower of the securities fail financially.

Securities Of Foreign Issuers -- The Fund may purchase U.S. dollar denominated securities of foreign issuers. There may be certain risks connected with investing in foreign securities. These include risks of adverse political and economic developments (including possible governmental seizure or nationalization of assets), the possible imposition of exchange controls or other governmental restrictions, including less uniformity in accounting and reporting requirements, the possibility that there will be less information on such securities and their issuers available to the public, the difficulty of obtaining or enforcing court judgments abroad, restrictions on foreign investments in other jurisdictions, difficulties in effecting repatriation of capital invested abroad, and difficulties in transaction settlements and the effect of delay on shareholder equity. Foreign securities may be subject to foreign taxes, which reduce yield, and may be less marketable than comparable U.S. securities. The Fund may be affected favorably or unfavorably by changes in the exchange rates or exchange control regulations between foreign currencies and the U.S. dollar. Changes in foreign currency exchange rates may also affect the value of dividends and interest earned, gains and losses realized on the sale of securities and net investment income and gains, if any, to distributed to shareholders by the Fund.

Time Deposit -- A non-negotiable receipt issued by a U.S. or foreign bank in exchange for the deposit of funds. Like a certificate of deposit, it earns a specified rate of interest over a definite period of time; however, it cannot be traded in the secondary market. Time deposits with a withdrawal penalty are considered to be illiquid securities.

U.S. Government Agency Securities -- Certain Federal agencies have been established as instrumentalities of the U.S. Government to supervise and finance certain types of activities. Issues of these agencies, while not direct obligations of the U.S. Government, are either backed by the full faith and credit of the United States (e.g., GNMA) or supported by the issuing agencies' right to borrow from the Treasury. The issues of other agencies are supported only by the credit of the instrumentality (e.g., FNMA).

U.S. Treasury Obligations -- Bills, notes and bonds issued by the U.S. Treasury and separately traded interest and principal component parts of such obligations that are transferable through the Federal book-entry system known as Separately Traded Registered Interest and Principal Securities ("
STRIPS")

Receipts -- Interests in separately traded interest and principal component parts of U.S. Treasury obligations that are issued by banks and brokerage firms and are created by depositing Treasury notes and Treasury bonds into a special account at a custodian bank. The custodian holds the interest and principal payments for the benefit of the registered owners of the certificates or receipts. The custodian arranges for the issuance of the certificates or receipts evidencing ownership and maintains the register. Receipts including "Treasury Receipts" ("TR's"), "Treasury
Investment Growth Receipts" ("TIGR's") and Certificates of Accrual on Treasury Securities" ("CATS").

STRIPS, TR'S, TIGR'S and CATS are sold as zero coupon securities which means that they are sold at a substantial discount and redeemed at face value at their maturity date without interim cash payments of interest or principal. This discount is accredited over the life of the security, and such accretion will constitute the income earned on the security for both accounting and tax purposes. Because of these features, such securities may be subject to greater interest rate volatility than interest payment securities.

Warrants -- The Fund may purchase warrants which are securities that entitle the holder to buy a proportionate amount of common stock at a specified price for a limited or unlimited period of time. Warrants are commonly freely transferable and are traded on the major stock exchanges.

FEDERAL TAXATION

The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. The Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of the assets of the Trust under the Code; and the income of the Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is received by the Trust.

2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or upon the sale or redemption of Units by such Unitholder. The price a Unitholder pays for his or her Units, including sales charges, is allocated among his or her pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases his or her Units) in order to determine his or her initial cost for his or her pro rata portion of each Security held by the Trust. The Treasury Obligations are treated as stripped bonds and may be treated as bonds issued at an original issue discount as of the date a Unitholder purchases his or her Units. Because the Treasury Obligations represent interests in " stripped" U.S. Treasury bonds, a Unitholder's initial cost for his or her pro rata portion of each Treasury Obligation held by the Trust shall be treated as its "purchase price" by the Unitholder. Original issue discount is effectively treated as interest for federal income tax purposes and the amount of original issue discount in this case is generally the difference between the bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his or her daily portions of original issue discount attributable to the Treasury Obligations held by the Trust as such original issue discount accrues and will in general be subject to federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year to the extent it is not less than a "de minimis" amount as determined under a Treasury Regulation issued on December 28, 1992 relating to stripped bonds. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi- annual compounding of accrued interest. In the case of the Treasury Obligations, this method will generally result in an increasing amount of income to the Unitholders each year. Unitholders should consult their tax advisers regarding the federal income tax consequences and accretion of original issue discount under the stripped bond rules. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Fund Share held by the Trust are taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits". A Unitholder's pro rata portion of dividends paid on such Fund
Share which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Fund Share, and to the extent that such dividends exceed a Unitholder's tax basis in such Fund Share shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his or her Units for more than one year.

3. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his or her Units for more than one year. A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss except in the case of a dealer or a financial institution and, in general, will be long-term if the Unitholder has held his or her Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of such capital gains and losses for federal income tax purposes.

4. The Code provides that "miscellaneous itemized deductions" are allowable only to the extent that they exceed two percent of an individual taxpayer's adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law include a Unitholder's pro rata share of expenses paid by the Trust, including fees of the Trustee, Supervisor and the Evaluator.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by the Trust (to the extent such dividends are taxable as ordinary income, as discussed above) in the same manner as if such corporation directly owned the Fund Shares paying such dividends. However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deductions.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by the Trust or if the Unitholder disposes of a Unit. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unitholders--Redemption of Units", under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon the termination of the Trust. See "Rights of Unitholders--Redemption of Units." Treasury Obligations will not be distributed to a Unitholder as part of an In Kind Distribution. The tax consequences relating to the sale of Treasury Obligations are discussed above. As previously discussed, prior to the redemption of Units or the termination of the Trust, a Unitholder is considered as owning a pro rata portion of each of the Trust assets for federal income tax purposes. The receipt of an In Kind Distribution would be deemed an exchange of such Unitholder's pro rata portion of each of the shares of stock and other assets held by the Trust in exchange for an undivided interest in whole shares of stock plus, possibly, cash.

There are generally three different potential tax consequences which may occur under an In Kind Distribution with respect to each Security owned by the Trust. A "Security" for this purpose is a particular class of stock issued by a particular corporation (and does not include the Treasury Obligations). If the Unitholder receives only whole shares of a Security in exchange for his or her pro rata portion in each share of such Security held by the Trust, there is no taxable gain or loss recognized upon such deemed exchange pursuant to Section 1036 of the Code. If the Unitholder receives whole shares of a particular Security plus cash in lieu of a fractional share of such Security, and if the fair market value of the Unitholder's pro rata portion of the shares of such Security exceeds his or her tax basis in his pro rata portion of such Security, taxable gain would be recognized in an amount not to exceed the amount of such cash received, pursuant to Section 1031(b) of the Code. No taxable loss would be recognized upon such an exchange pursuant to Section 1031(c) of the Code, whether or not cash is received in lieu of a fractional share. Under either of these circumstances, special rules will be applied under Section 1031(d) of the Code to determine the Unitholder's tax basis in the shares of such particular Security which he receives as part of the In Kind Distribution. Finally, if a Unitholder's pro rata interest in a Security does not equal a whole share, he may receive entirely cash in exchange for his pro rata portion of a particular Security. In such case, taxable gain or loss is measured by comparing the amount of cash received by the Unitholder with his or her tax basis in such Security. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

A Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by the Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by the Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

General. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons (accrual of original issue discount on the Treasury Obligations may not be subject to taxation or withholding provided certain requirements are met). Such persons should consult their tax advisers.

Unitholders will be notified annually of the amounts of original issue discount and income dividends includable in the Unitholder's gross income and amounts of Trust expenses which may be claimed as itemized deductions.

Dividend income, long-term capital gains and accrual of original issue discount may also be subject to state and local taxes. Investors should consult their tax advisers for specific information on the tax consequences of particular types of distributions.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp & Farber, special counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

TRUST OPERATING EXPENSES

Compensation of Sponsor, Evaluator and Selling Agent. Neither the Sponsor nor the Selling Agent will receive any fees in connection with its activities relating to the Trust. The Evaluator shall receive that evaluation fee, payable in any month incurred set forth under "Summary of Essential
Financial Information" (which is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation) for regularly evaluating the Trust portfolio. Such fee may exceed the actual cost of providing such evaluation services for this Trust, but at no time will the total amount paid to the Evaluator for providing evaluation services to unit investment trusts of which Van Kampen American Capital Distributors, Inc. acts as Sponsor in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. This fee may be increased with approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and Selling Agent will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Selling Agent
Compensation".

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from the Trust set forth under "Summary of Essential Financial Information" (which amount is based on the number of Units outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units outstanding at the end of the month of such calculation). The Trustee's fees are payable in monthly installments on or before the fifteenth day of each month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "
Trust Administration."

Miscellaneous Expenses. Costs incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust and amortized over a one year period (unamortized amounts remaining at the end of the primary offering period, if any, will be charged against the Trust's net asset value at that time). Such costs will be paid out of Rule 12b-1 fees imposed on Fund Shares which are rebated to the Trust. To the extent such costs exceed rebated Rule 12b-1 fees, Securities will be sold to pay such costs. The following additional charges are or may be incurred by the Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Trust without negligence, bad faith or wilful misconduct on its part and (g) expenditures incurred in contacting Unitholders upon termination of the Trust.

The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the Trust's portfolio. Since the Fund Shares consist primarily of common stock and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that Fund distributions will be sufficient to meet any or all expenses of the Trust. Rule 12b-1 fees imposed on Fund Shares held in the Trust are rebated to the Trust, deposited in the Income Account and are used to pay expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (but not Treasury Obligations) to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal
Taxation."

PUBLIC OFFERING

General. Units are offered at the Public Offering Price (which is based on the net asset value of the Fund Shares and the aggregate offering side evaluation of the Treasury Obligations during the initial offering period and includes a sales charge of 4.7% of the Public Offering Price--which charge is equivalent to 4.932% of the aggregate underlying value of the Securities). Such underlying value shall include the proportionate share of any undistributed cash held in the Capital and Income Accounts. The sales charge applicable to quantity purchases is, during the initial offering period, reduced on a graduated basis to any person acquiring Units as follows:





Aggregate Dollar Amount     Percentage Sales
of Units Purchased          Charge Reduction Per Unit
$50,000-$99,999                                    0.50%
$100,000-$249,999                                  1.00%
$250,000-$499,999                                  2.00%
$500,000 or more                                   3.00%




The sales charge reduction will primarily be the responsibility of the selling Selling Agent, broker, dealer or agent.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trust.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities an amount equal to 4.932% of such value and dividing the sum so obtained by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. This computation produced a gross underwriting profit equal to 4.7% of the Public Offering Price. The Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or the Sponsor for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. Effective on each XXXXXX commencing XXXXXX, such sales charge will be reduced by .3 of 1% to a minimum sales charge of 1.7%.

The value of the Fund Shares is determined on each business day based on the last available net asset value calculation on or immediately prior to the Evaluation Time on the day the valuation is made. During the initial offering period, the Treasury Obligations will be valued at their net offering prices. If offering prices are not available for the Treasury Obligations, then such evaluations will be based on (1) offering prices for comparable securities,
(2) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (3) by any combination of the above. The offering price of the Treasury Obligations may be expected to be greater than the bid price of the Treasury Obligations by less than 2%.

In offering the Units to the public, neither the Sponsor, Selling Agent nor any broker-dealers are recommending any of the individual Securities in the Trust but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. The Sponsor has qualified the Units for sale in a number of states. Any quantity discount provided to investors will be borne by the selling Selling Agent, dealer or agent as indicated under "General"
 above. To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 200 Units (100 Units for a tax-sheltered retirement plan). The Selling Agent reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

Sponsor and Selling Agent Compensation. The Sponsor will receive a gross sales commission equal to 4.7% of the Public Offering Price of the Units (equivalent to 4.932% of the net amount invested), less any reduced sales charge for quantity purchases (as described under "General" above). Any quantity discount provided to investors will be borne by the selling Selling Agent, broker, dealer or agent as indicated under "General" above. The
Sponsor will receive from the Selling Agent the excess of such gross sales commission over the Selling Agent's discount. The Selling Agent will be allowed a discount in connection with the distribution of Units of 3.5% of the Public Offering Price per Unit.

In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Treasury Obligations by the Sponsor and the cost of such Treasury Obligations to the Trust on the Initial Date of Deposit as well as on subsequent deposits. See "Portfolio." The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Trust portfolio. The Sponsor and Selling Agent may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trust after a date of deposit, since all proceeds received from purchasers of Units (excluding dealer concessions and agency commissions allowed, if any) will be retained by the Sponsor.

A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

Public Market. A secondary market for the Units will not be maintained. Accordingly, if a Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his or her Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units." Unitholders should note that the Sponsor may terminate the Trust if the net asset value of the Trust falls below a certain level. See "Trust Administration--Amendment or Termination." If redemptions of Units cause the net asset value of the Trust to fall to such level, the Trust may be terminated prior to the Mandatory Termination Date stated herein.

Tax-Sheltered Retirement Plans. Units of the Trust are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trust may be limited by the plans' provisions and does not itself establish such plans. The minimum purchase in connection with a tax-sheltered retirement plan is 100 Units.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trust will be in book entry only. Units are transferable by making a written request to the Trustee. A Unitholder must sign such written request with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Distributions of Income and Capital. Any distributions received by the Trust representing dividends with respect to the Fund Shares are credited by the Trustee to the Income Account. Other receipts (e.g., capital gains, capital gains distributions on Fund Shares, proceeds from the sale of Securities, return of principal, etc.) are credited to the Capital Account of the Trust.

The Trustee will distribute any net income other than accreted interest received with respect to any of the Securities in the Trust on or about the Distribution Dates to Unitholders of record on the preceding Record Dates. See "Summary of Essential Financial Information." Proceeds received on the sale of any Securities in the Trust, to the extent not used to meet redemptions of Units or pay expenses, will be distributed annually on the Distribution Date to Unitholders of record on the preceding Record Date. Income with respect to the original issue discount on the Treasury Obligations will not be distributed currently, although Unitholders in the Trust will be subject to federal income tax as if a distribution had occurred. See "
Federal Taxation." Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account after deducting estimated expenses. Because distributions are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders, if any, are expected to fluctuate from distribution to distribution. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

On a monthly basis, the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account amounts necessary to pay the daily accrued expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts such amounts as may be necessary to cover redemptions of Units.

Reports Provided. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit outstanding. For as long as the Sponsor deems it to be in the best interest of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants, and the report of such accountants shall be furnished by the Trustee to Unitholders upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder a statement (i) as to the Income Account: income received (including amortization of original issue discount with respect to the Treasury Obligations), deductions for applicable taxes and for fees and expenses of the Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (I) as to the Capital Account: the dates of disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his or her Units by tender to the Trustee at its corporate trust office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder elects an In Kind Distribution as indicated below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Sponsor for this purpose. Units so redeemed shall be cancelled.

Unitholders tendering at least 200 Units (100 Units if held in a tax-sheltered retirement account) for redemption may request from the Trustee in lieu of a cash redemption a distribution in kind ("In Kind Distributions") of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of the Fund Shares in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of Fund Shares comprising the portfolio. Unitholders may also elect to have the pro rata portion of the Treasury Obligations to which such tendering Unitholder is entitled reinvested without a sales charge into Fund Shares. Unitholders not electing to have their pro rata portion of the Treasury Obligations reinvested into Fund Shares will receive cash from the Capital Account equal to the pro rata portion of the Treasury Obligations to which the tendering Unitholder is entitled. In implementing these redemption procedures, the Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an In Kind Distribution. See "Federal Taxation."

The Redemption Price per Unit will be determined on the basis of the net asset value of the Fund Shares in the Trust plus the aggregate bid price of the Treasury Obligations, plus or minus cash, if any, in the Income and Capital Accounts (while the Public Offering Price per Unit during the initial offering period will be determined on the basis of the aggregate offering price of such Treasury Obligations and the net asset value of the Fund Shares in the Trust, plus or minus cash, if any, in the Income and Capital Accounts). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under "Summary of Essential Financial
Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust, (ii) the value of the Securities in the Trust and (iii) dividends or other distributions receivable on the Fund Shares trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Trust and (b) the accrued expenses of the Trust. See "Public Offering--Offering Price" for a description of the method of evaluating the Fund Shares and Treasury Obligations.

As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size of the Trust will be, and the diversity of the Trust may be, reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

TRUST ADMINISTRATION

Portfolio Administration. The portfolio of the Trust is not "managed" by the Sponsor, Selling Agent or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund (such as the Fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. While the Trust will not be managed, the Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of Fund Shares in the event that the Fund defaults in the payment of a distribution that has been declared, that any action or proceeding has been instituted restraining the payment of distributions or there exists any legal question or impediment affecting such Fund, that the Fund has breached a covenant which would affect the payments of distributions, or otherwise impair the sound investment character of the Fund, or that the price of the Fund Shares have declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of the Fund Shares would be detrimental to the Trust. Treasury Obligations may be sold by the Trustee only pursuant to the liquidation of the Trust or to meet redemption requests. Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Fund Shares) are credited to the Capital Account for distribution to Unitholders or to meet redemptions.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of the Trust tendered for redemption and the payment of expenses; provided, however, that in the case of Securities sold for such purposes, Treasury Obligations may only be sold if the Trust is assured of retaining a sufficient principal amount of Treasury Obligations to provide funds upon maturity of the Trust at least equal to $11.00 per Unit. Treasury Obligations may not be sold by the Trustee to meet expenses of the Trust.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (other than as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders of 51% of the Units then outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

The Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Trust then outstanding. In addition, the Trust may be terminated if the net asset value of the Trust is less than $500,000 unless the net asset value of the Trust deposits has exceeded $15,000,000, then the Trust Agreement may be terminated if the net asset value of the Trust is less than $3,000,000. The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Selling Agent, so that the net worth of the Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Trust. If the Trust is liquidated because of the redemption of unsold Units by the Selling Agent, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information."

Commencing on the Mandatory Termination Date, Fund Shares will begin to be sold in connection with the termination of the Trust. The Sponsor will determine the manner, timing and execution of the sales of the Fund Shares. The Sponsor shall direct the liquidation of the Fund Shares in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Fund Shares shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. Written notice of any termination specifying the time or times at which Unitholders may surrender their certificates for cancellation, if any are then issued and outstanding, shall be given by the Trustee to each Unitholder so holding a certificate at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and will include with such notice a form to enable Unitholders owning at least 200 Units (100 Units if held in a tax-sheltered retirement account) to request an In Kind Distribution rather than payment in cash upon the termination of the related Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of Fund Shares to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. Unitholders may also elect to have the pro rata portion of the proceeds received upon the maturity of the Treasury Obligations reinvested without a sales charge into Fund Shares. Unitholders not electing to reinvest the proceeds received from the Treasury Obligations will be paid their pro rata portion of the Treasury Obligations in cash. Unitholders owning less than the minimum number of Units required for In Kind Distributions and those not requesting an In Kind Distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder his pro rata share of the balance of the Income and Capital Accounts.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or negligence (gross negligence in the case of the Sponsor and Evaluator) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Selling Agent. [Information to be provided by UB Investment Services]

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc. changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of XXXXX XX, XXXX the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $XXXXXXXX (audited). (This paragraph relates only to the Sponsor and not to the Trust or to the Selling Agent. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trust as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolio.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trust. Such records shall include the name and address of, and the number of Units of the Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided").
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp & Farber has acted as counsel for the Trustee.

Independent Certified Public Accounts. The statement of condition and the related securities portfolio at the opening of business on the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 24 (Stepstone Growth Equity and Treasury Securities Trust):

We have audited the accompanying statement of condition (including the analysis of net assets) and the related portfolio of Van Kampen American Capital Equity Opportunity Trust, Series 24 (Stepstone Growth Equity and Treasury Securities Trust) as of XXXX X, XXXX. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 24 (Stepstone Growth Equity and Treasury Securities Trust) as of XXXX X, XXXX, in conformity with generally accepted accounting principles.





Chicago, Illinois                        GRANT THORNTON LLP
XXXX X, XXXX



STEPSTONE GROWTH EQUITY AND TREASURY SECURITIES TRUST
Statement of Condition
As of XXXX X, XXXX
Investment in Securities:
Contracts to purchase securities <F1>................. $
Organizational costs <F2>.............................
 ...................................................... $
Liability and Interest of Unitholders:
Liability--...........................................
Accrued organizational costs <F2>..................... $
Interest of Unitholders-- ............................
Units of fractional undivided interest outstanding:...
Cost to investors <F3> ............................... $
Less: Gross underwriting commission <F3> .............
Net interest to Unitholders <F3>......................
Total................................................. $




<F1>The aggregate value of the Securities listed under "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are
collateralized by an irrevocable letter of credit of $           which has
been deposited with the Trustee and cash of $         .

<F2>The Trust will bear all or a portion of its organizational costs, which will be deferred and amortized over a one year period (unamortized amounts remaining at the end of the primary offering period, if any, will be charged against the Trust's net asset value at that time). Organizational costs have
been estimated based on a projected trust size of $                . To the
extent the Trust is larger or smaller, the estimate will vary.

<F3>The aggregate public offering price and the aggregate sales charge of 4.9% are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Selling Agent Compensation" and assume all single transactions involve less than $50,000. For single transactions involving $50,000 or more, the sales charge is reduced (see
"Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.







STEPSTONE GROWTH EQUITY AND TREASURY SECURITIES TRUST, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 24) as of the Initial Date of Deposit: XXXXX XX, XXXX

                                                Market
Number of                                       Value
Shares        Name of Issuer <F1>               per Share      Cost of Securities to Trust <F2>
             Stepstone Growth Equity Fund       $              $




Maturity Value   Name of Issuer and Title of Security<F1><F3>
$                "Zero coupon" U.S. Treasury bonds maturing
                                                                      $




NOTES TO PORTFOLIO

(1)All Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on
and are expected to settle on             (see "The Trust").

(2)The market value of each of the Fund Shares is based on the net asset value as of the Evaluation Time on the day prior to the Initial Date of Deposit. The cost of the Treasury Obligations represents the offering side evaluation as determined by Interactive Data Corporation. The offering side evaluation of the Treasury Obligations is greater than the bid side evaluation of the Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The aggregate value of the Trust, based on the bid side evaluation of the Treasury Obligations and the net asset value of the Fund Shares therein as of the Evaluation Time on the day prior to the Initial Date
of Deposit, was $          . Other information regarding the Securities in the
Trust, as of the Initial Date of Deposit, is as follows:



                         Profit
                      (Loss) to
Cost to Sponsor          Sponsor
$                  $




(3)The Treasury Obligations are being purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof.





No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Trust or the Sponsor. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.







Title                                       Page
Summary of Essential Financial
    Information                                3
The Trust                                      4
Objectives and Securities Selection            4
Trust Portfolio                                6
Risk Factors                                  11
Federal Taxation                              20
Trust Operating Expenses                      23
Public Offering                               24
Rights of Unitholders                         27
Trust Administration                          30
Other Matters                                 36
Report of Independent Certified Public
    Accountants                               37
Statement of Condition                        38
Portfolio                                     39
Notes to Portfolio                            40


TABLE OF CONTENTS

This Prospectus contains information concerning the Trust and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Trust has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

XXXXXX X, XXXX



Stepstone Growth Equity and Treasury Securities Trust, Series 1















Van Kampen American CapitalEquity Opportunity Trust, Series 24















                   Contents Of Registration Statement

This Registration Statement comprises the following papers and documents:

      The facing sheet
      The Cross-Reference Sheet
      The Prospectus
      The signatures
      The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1   Proposed form of Trust Agreement (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Corporation (to be supplied by amendment).

4.2   Financial Data Schedule (to be supplied by amendment).

                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 24 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 4th day of December, 1995.

                                    Van Kampen American Capital Equity
                                       Opportunity Trust, Series 24
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                       (Depositor)


                                    Sandra A. Waterworth
                                      Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on December 4, 1995.

  Signature              Title

Don G. Powell       Chairman, Chief Executive     )
                      Officer                     )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )


                                                    Sandra A. Waterworth
                                                    (Attorney-in-fact)*
_____________________________________________________________________
*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and and with the Registration Statement on Form S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.